Exhibit 1

MIND CTI Reports Third Quarter 2025 Results

* Board of Directors Approves Buyback Program

Yoqneam, Israel, November 12, 2025 MIND C.T.I. LTD (NasdaqGM:MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product-based solutions for service providers, unified communications (UC) analytics and call accounting solutions for enterprises as well as enterprise messaging solutions, today announced results for its third quarter ended September 30, 2025.

The following will summarize our major achievements in the third quarter of 2025, as well as our business. Full financial results can be found in the Company News section of our website at http://www.mindcti.com/company/news/ and in our Form 6-K.

Q3 2025 Financial Highlights

●	Revenues were $4.8 million, compared with $5.2 million in the third quarter of 2024.

●	Operating income was $0.6 million, compared to $0.7 million in the third quarter of 2024.

●	Net income was $0.7 million, or $0.03 per share, compared to $0.9 million, or $0.05 per share in the third quarter of 2024.

●	Cash flow from operating activities was $1.2 million, compared with $1.0 million in the third quarter of 2024.

●	Multiple follow-on orders.

●	Cash position was $12.5 million as of September 30, 2025.

Nine Months Financial Highlights

●	Revenues were $14.6 million, compared with $16.2 million in the first nine months of 2024.

●	Operating income was $1.3 million, compared to $3.1 million in the first nine months of 2024.

●	Net income was $1.7 million, or $0.08 per share, compared to $3.4 million, or $0.17 per share in the first nine months of 2024.

●	Cash flow from operating activities in the first nine months of 2025 was $2.8 million, compared to $3.8 million in the first nine months of 2024.

Ariel Glassner, MIND CTI’s Chief Executive Officer, commented: “In the third quarter, we successfully delivered a significant extension of our solution to an existing customer, demonstrating our ability to execute on time and within budget.  We remain focused on advancing our technology roadmap – including 5G, cloud, AI technologies - and strengthening our operational foundation.

While the near-term environment remains challenging, I am confident that our consistent efforts will position MIND for potential growth, once market conditions improve. Our commitment to innovation, operational excellence, and customer trust remains unwavering.”

Revenue Distribution for Q3 2025

Revenues in Europe represented 59% (including the messaging segment revenues in Germany that represented 36%), the Americas represented 35%, and the rest of the world represented 6% of total revenues.

Revenues from our Customer care and billing software were $2.3 million, or 47% of total revenues, enterprise messaging were $1.7 million, or 36% of total revenues, and enterprise call accounting software were $0.8 million, or 17% of total revenues.

Revenues from maintenance and additional services were $4.7 million, or 96% of total revenues, while licenses were $0.1 million, or 4% of total revenues.

Revenue Distribution for Nine Months 2025

Revenues in Europe represented 60% (including the messaging segment revenues in Germany that represented 36%), the Americas represented 33%, and the rest of the world represented 7% of total revenues.

Revenues from our Customer care and billing software were $7.0 million, or 48% of total revenues, enterprise messaging were $5.3 million, or 36% of total revenues, and enterprise call accounting software were $2.3 million, or 16% of total revenues.

Revenues from maintenance and additional services were $14.0 million, or 96% of total revenues, while licenses were $0.6 million, or 4% of total revenues.

Follow-on Orders

Our customers continue to rely on our solutions and expand their use of our technology. This quarter, we received follow-on orders from existing customers for additional functionality and system enhancements including a major infrastructure upgrade from an existing long-term customer, reflecting their ongoing confidence in our platform.

MIND’s Board of Directors Approves Plan to Repurchase Up to $2.4 Million of Outstanding Ordinary Shares

MIND today announced that its Board of Directors approved a change to the Company’s capital return policy for the current period, transitioning from its prior annual dividend to a share repurchase program.

The Board’s resolution reflects a continued commitment to disciplined capital allocation and shareholder value creation. Given MIND’s cash generation and solid balance sheet, the Board believes that the buyback can be done without sacrificing expansion and growth plans. We believe that at this time, the repurchase of our shares will deliver value to our shareholders and is one of the most appropriate uses of our resources.

Under the repurchase program in an amount in cash of up to $2.4 million, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors. The repurchase may be suspended from time to time or discontinued.

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product-based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions. MIND provides a complete range of billing applications for any business model (license, SaaS, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers. A global company, with over twenty-five years of experience in providing solutions to carriers and enterprises, MIND operates from offices in Israel, Romania, Germany and the United States.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company’s business strategy are “forward-looking statements”, including estimations relating to the impact of the political situation in Ukraine, expectations of the results of the Company’s business optimization initiative, integration of the company’s acquisitions and its projected outlook and results of operations. These statements are based on management’s beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including, but not limited to, economic conditions in our key markets, as well as the risks discussed in the Company’s annual report and other filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Janice Kaye

MIND C.T.I. Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2025	2024	2025	2024
	U.S. dollars in thousands (except per share data)

REVENUES	$4,823	$5,208	$14,571	$16,247
COST OF REVENUES	2,270	2,952	7,359	8,400
GROSS PROFIT	2,553	2,256	7,212	7,847
OPERATING EXPENSES:
Research and development	1,098	841	2,987	2,564
Selling and marketing	352	331	1,066	947
General and administrative	459	341	1,879	1,279
Total operating expenses	1,909	1,513	5,932	4,790
OPERATING INCOME	644	743	1,280	3,057
FINANCIAL INCOME, net	117	192	542	520
INCOME BEFORE TAXES ON INCOME	761	935	1,822	3,577
TAXES ON INCOME	80	6	168	185
NET INCOME	$681	$929	$1,654	$3,392

EARNINGS PER SHARE - in U.S. dollars
Basic	$0.03	$0.05	$0.08	$0.17
Diluted	$0.03	$0.04	$0.08	$0.16

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE - in thousands:
Basic	20,595	20,463	20,448	20,279
Diluted	20,723	20,691	20,618	20,568

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	September 30,	December 31,
	2025	2024
	U.S. dollars in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,189	$4,452
Short-term bank deposits	7,108	11,108
Marketable securities	198	193
Accounts receivable, net	2,024	2,498
Other current assets	431	493
Prepaid expenses	365	175
Total current assets	15,315	18,919

NON-CURRENT ASSETS:
Accounts receivable, net	-	448
Severance pay fund	1,462	2,346
Deferred income taxes	153	108
Property and equipment, net	136	156
Right-of-use assets, net	914	861
Intangible assets, net	1,428	135
Goodwill	9,961	7,729
Total assets	$29,369	$30,702

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$667	$769
Other current liabilities and accruals	1,324	1,469
Current maturities of lease liabilities	312	188
Deferred revenues	2,035	849
Total current liabilities	4,338	3,275

LONG-TERM LIABILITIES:
Deferred revenues	307	108
Lease liabilities, net of current maturities	649	637
Accrued severance pay	1,462	2,346
Deferred income taxes	428	40
Total liabilities	7,184	6,406

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	27,974	27,904
Accumulated other comprehensive loss	(624)	(1,207)
Accumulated deficit	(4,420)	(1,572)
Treasury shares	(799)	(883)
Total shareholders’ equity	22,185	24,296
Total liabilities and shareholders’ equity	$29,369	$30,702

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2025	2024	2025	2024
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$681	$929	$1,654	$3,392
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	49	47	202	141
Deferred income taxes, net	(3)	(15)	(90)	(37)
Accrued severance pay	10	11	38	24
Unrealized gain from marketable securities, net	(2)	(6)	(5)	(10)
Realized loss on sale of property and equipment	-	-	11	-
Employees share-based compensation expenses	47	62	154	190
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable, net	538	(40)	1,192	376
Increase in other current assets	200	222	106	171
Decrease (increase) in prepaid expenses	43	77	(173)	4
Decrease in accounts payable	(102)	(154)	(209)	(405)
Increase (decrease) in other current liabilities and accruals	(190)	301	(917)	42
Change in operating lease liability	3	10	83	5
Increase (decrease) in deferred revenues	(107)	(492)	727	(87)
Net cash provided by operating activities	1,167	952	2,773	3,806

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(10)	(5)	(20)	(7)
Acquisition of a subsidiary	-	-	(1,533)	-
Severance pay funds	(10)	(11)	(38)	(33)
Proceeds from redemption of (investment in) short-term bank deposits	1,293	(1,410)	4,013	859
Net cash provided by (used in) investing activities	1,273	(1,426)	2,422	819

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid	-	-	(4,502)	(4,868)
Net cash used in financing activities	-	-	(4,502)	(4,868)

TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	(2)	38	44	19

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,438	(436)	737	(224)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	2,751	3,170	4,452	2,958
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	$5,189	$2,734	$5,189	$2,734

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